MARK KARPE

Managing Assistant General Counsel

Office: (949) 219-3224

Fax: (949) 219-3706

E-mail: Mark.Karpe@PacificLife.com

August 8, 2023

VIA EDGAR

Ms. Megan Miller

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management – Office of the Chief Accountant

100 F Street, NE

Washington, D.C. 20549

RE:	Pacific Select Fund (File No 811-05141)

Form N-CSR filing for the fiscal year ended December 31, 2022

Dear Ms. Miller:

This letter is being provided in response to comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff (“Staff”) on July 12, 2023, regarding the Annual Reports to Shareholders filed on Form N-CSR (“Form N-CSR”) for Pacific Select Fund (“Registrant”) for the fiscal year ended December 31, 2022, as filed with the Commission on March 3, 2023 (SEC Accession No. 0001193125-23-059424).

Set forth below are the Staff’s comments and Registrant’s responses.

1.	Comment: Form N-CSR was updated in January 2022 to add, among other items, new Items 4(i) and 4(j) regarding the retention of an accounting firm located in certain foreign jurisdictions. These two items are required to be addressed, whether or not the response is “Not Applicable.” These two items were not answered in the March 3, 2023 filing. Please provide answers to these questions in correspondence and confirm in the correspondence that all questions noted in N-CSR will be responded to going forward.

Response: Registrant confirms that the responses to Item 4(i) and Item 4(j) in the above referenced filing are “Not Applicable” and it will respond to such items in future filings.

2.	Comment: Please explain how the Investments in Affiliated Mutual Funds table in the Notes to the Financial Statements (Note 7.C., pages D-24 to D-27) reconciles to the realized gains and losses from affiliates in the Statements of Operations. See Regulation S-X, §12.14.

Response: Realized gains and losses on the Statements of Operations includes miscellaneous items such as securities litigation payments. Miscellaneous items are not allocated to the underlying funds of the funds-of-funds, which caused the immaterial differences between the amounts noted in the Investments in Affiliated Mutual Funds table in the Notes to the Financial Statements when compared to the Statements of Operations on a per Fund basis. Going forward Registrant will disclose unaffiliated and affiliated realized gains and losses in the Statements of Operations so the table reconciles.

Pacific Select Fund – Form N-CSR Response Letter
August 8, 2023

3.	Comment: According to the chart in the Notes to the Financial Statements (Note 7.B., page D-24), certain Funds have commitments and contingencies regarding cumulative expense reimbursement amounts that are subject to recoupment. However, the Statements of Assets and Liabilities for those Funds do not have a line item that references such commitments. Please update going forward. See Regulation S-X §6-04.15.

Response: Registrant will implement the requested change going forward in the Statements of Assets and Liabilities for applicable Funds.

4.	Comment: The Diversified Bond, Managed Bond and Mid-Cap Equity Portfolios consistently report high portfolio turnover in the Financial Highlights. Please explain how portfolio turnover risk is addressed in the summary and statutory prospectuses.

Response: Registrant believes its prospectuses contain adequate disclosure regarding risks related to portfolio turnover. Frequent trading is not a principal investment strategy of any Fund, including those with annual portfolio turnover rates greater than 100%. Rather, a higher portfolio turnover rate for a Fund is a result of that Fund’s principal investment strategies and is not itself a strategy. Risks regarding a higher portfolio turnover rate are disclosed in the summary prospectus as part of a Fund’s disclosure pursuant to Item 3 (Instruction 5) of Form N-1A. In addition, the statutory prospectus discloses that all Funds may engage in active and frequent trading and describes the consequences of such trading pursuant to Item 9(b)(1) (Instruction 7) of Form N-1A, as well as those Funds that engaged in active and frequent trading (over 100% turnover of portfolio securities) during the past fiscal year and the impact of a high turnover rate on those Funds. The Statement of Additional Information (Portfolio Turnover) also describes the consequences of a higher turnover ratio and discusses the reason for any significant variations in turnover for a specific Fund as compared to the immediate prior fiscal year pursuant to Item 16(e) of Form N-1A.

5.	Comment: Please explain why the Schedule of Investments for certain fixed income funds (such as the Core Income, Diversified Bond, Intermediate Bond and Short-Duration Bond Portfolios) does not categorize asset-backed securities by (i) type of investment and (ii) related industry, country or geographic region. See Regulation S-X §12-12, footnote 2.

Response: Registrant notes that ‘asset-backed securities’ is not specifically listed as one of the types of investments that is required to be categorized as per Regulation S-X §12-12. Registrant also notes the Schedule of Investments does categorize asset-backed securities by type of investment, including Asset-Backed Securities as well as Mortgage-Backed Securities (which is then further sub-categorized as Collateralized Mortgage Obligations – Commercial, Collateralized Mortgage Obligations – Residential, Fannie Mae, Freddie Mac and Government National Mortgage Association). However, in light of the Staff’s comment, Registrant will include the related industry associated with asset-backed securities starting with the financial statements for the fiscal year ended December 31, 2023.

Pacific Select Fund – Form N-CSR Response Letter
August 8, 2023

If you have any questions or further comments, please feel free to contact me at (949) 219-3224.

Sincerely,

/s/ Mark Karpe

Mark Karpe

cc:	Trevor Smith, Pacific Life Insurance Company

Laurene MacElwee, Pacific Life Fund Advisors LLC

Audrey L. Cheng, Esq., Pacific Life Insurance Company

Anthony H. Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Sullivan & Worcester LLP